September 27, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”) File No.:  811-23157

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Post-Effective Amendment No.2 to the Registrant’s Registration Statement on Form N-14 (“Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on September 27, 2016, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

Brookfield Real Assets Income Fund Inc.

/s/ Brian F. Hurley

Brian F. Hurley
President